Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a script for a voice-mail message to the Company’s field sales force.

Voicemail to Salesforce

Good morning, everyone.

I have some very exciting news to share with you today: Biogen’s leadership has agreed to a merger transaction with IDEC, a recognized leader in oncology research and development. Once the transaction is approved, the combined company will be known as BIOGEN IDEC INC.

This is a true merger of equals. Biogen and IDEC share the same strategic vision, management philosophy, and cultural attributes. By joining forces, we believe we will create a high growth company with greater scale and market opportunity than either of us could achieve on our own. Essentially, our focus will not shift, but our ability to execute will be vastly enhanced.

For those of you in the field, this is extremely positive news. Our strategy will create greater product diversification and will strengthen our pipeline at every stage.

While this is a fantastic and positive development, we can’t afford to be distracted. Remember that Biogen’s most significant and immediate contributions to our new partnership are Avonex and Amevive, and the excitement and sales they’re generating. You made that happen, and the company is counting on you to stay focused and continue to do an outstanding job.

With that said, I know that it’s natural to be concerned about how change may impact your job. Because our businesses complement each other and don’t compete, we see very little overlap in staff functions or responsibilities. As a result, we expect minimal job reductions, although there may be some changes in reporting relationships. These decisions will be made as soon as possible.

Over the next few months, leadership will be working to obtain the necessary approvals to complete the merger. If all goes as expected, we anticipate that the merger will close late in Q3 or early Q4 of 2003. You’ll be kept up to date on our progress.

In the meantime, I encourage you to read the press release and memo from Jim that was sent to you today. Also, check Bionet and plan to attend an informational meeting.

If you have any questions as we move through this process, please don’t hesitate to call or e-mail me. I look forward to working with you to make BIOGEN IDEC INC. a resounding success.

Thank you.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.